EXHIBIT 99.(a)(12)

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THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000 or from an appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

This letter is confidential. Nothing in this letter shall be construed as investment advice or any investment recommendation given by or on behalf of Scottish Power plc (the Company) or any other person.

This letter should be read in conjunction with the circular to shareholders of the Company which includes details of the Return of Cash and Capital Reorganisation dated 31 March 2006 (the Circular). Words and expressions defined in the Circular have the same meaning in this letter unless the context requires otherwise.

Registered Office

1 Atlantic Quay,

Glasgow G2 8SP

3 April 2006

To: Participants in the Scottish Power plc Long Term Incentive Plan (the LTIP)

Dear Participant

1.    INTRODUCTION

The Company has completed the sale of its US regulated business, PacifiCorp, to MidAmerican and it is now making arrangements to return £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders (the Return of Cash).

Shareholders are being asked to approve the steps needed to implement the Return of Cash at an Extraordinary General Meeting. Details of the Return of Cash are set out in the Circular. A copy of the Circular can be found on the Company’s website at www.scottishpower.com.

The Company is making the Return of Cash by way of a B share structure which gives shareholders a choice as to when they receive their share of the proceeds from the Return of Cash and what tax treatment should apply to it. The Return of Cash will be followed by a consolidation of the share capital of the Company, further details of which can be found on page 12 in the Circular.

This letter explains the impact of the Return of Cash on any awards you hold under the LTIP.

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2.    YOUR AWARDS

Any awards you hold which have not yet vested will not become exercisable in connection with the Return of Cash and all your awards will continue to subsist subject to their existing terms and be exercisable on their existing timeframe.

Awards will not be adjusted on the Return of Cash as the effect of the share capital consolidation is to preserve the latent value (i.e. the difference between the share price and the exercise price) in your awards.

If nothing more than the Return of Cash was done, the Company’s share price would probably fall as it would no longer own PacifiCorp and no longer have the cash it has returned to shareholders. The share capital consolidation is intended to ensure that, subject to market movements, the share price of one New Ordinary Share immediately after the consolidation should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. This ensures that there is no negative impact on the latent value of your awards before and after the Return of Cash and therefore no adjustment will be made to the number of shares or the exercise price of awards granted under the LTIP. The share capital consolidation will result in an LTIP participant having a marginally greater interest in the issued share capital of the Company than previously.

New Ordinary Shares will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights. The nominal value of a New Ordinary Share is, however, expected to be different to the nominal value of an Existing Ordinary Share.

All other terms and conditions of awards granted under the LTIP will be unaffected by the Return of Cash or the share capital consolidation. The awards will continue to be exercisable on their existing timetable and according to their existing provisions.

3.    YOUR VESTED AWARDS

If you would like to participate in the Return of Cash you may wish to consider exercising your vested awards so that you become a shareholder.

To exercise your vested awards you must complete an exercise notice and return it to Hill Samuel. To ensure that you are on the share register by 12 May 2006 and so able to participate in the Return of Cash, the exercise notice must be received by Hill Samuel no later than 5pm on 5 May 2006. Once you receive a share certificate in respect of the shares you acquire, you should then refer to the Circular for an explanation of the choices available to you on the Return of Cash.

You should note that the Return of Cash is conditional on shareholder approval and that even if you return your exercise notice prior to 5 May 2006, if shareholder approval is not obtained, you will not be able to participate in the Return of Cash.

You are also reminded that if you are subject to the requirements of the Company’s share dealing code you must seek clearance to exercise your awards. Clearance will not be given if the Company is in a prohibited period, which it will be from 3 April 2006 until 24 May 2006.

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If you are not prohibited from dealing, whether you decide to exercise your award is a matter for you alone. Please note that neither the Company nor any of its employees can give any personal financial advice or advise you about what action you should take. Please contact the Lloyds TSB Helpline on 0870 600 3999 if you have any queries.

Yours faithfully

Stephen Dunn

For and on behalf of

Scottish Power plc

Printed by RR Donnelley, 83006L